UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 13, 2005**

Network Equipment Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-15323**	**94-2904044**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6900 Paseo Padre Parkway, Fremont, California 94555
(510) 713-7300
(Address, including zip code, and telephone number, including area code, of
Registrant's principal executive offices)

Not applicable
(Former name or former address if changed since last report)

Item 2.02. Results of Operations and Financial Condition.

On July 13, 2005, Network Equipment Technologies, Inc. issued a press release announcing its financial results for the fiscal quarter ended June 24, 2005.

The information in this Item 2.02 is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934**.**

Item 9.01.   Financial Statements and Exhibits.

> (c) Exhibits

> 99 Press release dated July 13, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Network Equipment Technologies, Inc.

Date: July 13, 2005

By: /s/ JOHN F. MCGRATH, JR.
Name: John F. McGrath, Jr.
Title: Vice President and
         Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number   **Description**

99   Press Release dated July 13, 2005.